Exhibit 99.2

PARCELPAL TECHNOLOGY INC.
Management Discussion and Analysis (“MD&A”)
For the nine months ended September 30, 2020

The following Management’s Discussion and Analysis (“MD&A”), prepared as of November 30, 2020, should be read in conjunction with the unaudited amended and restated condensed interim consolidated financial statements of ParcelPal Technology Inc. (“ParcelPal” or “the Company”) for the period ended September 30, 2020, together with the audited amended and restated financial statements of the Company for the year ended December 31, 2019 and the accompanying MD&A for that fiscal year. The referenced financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. All financial amounts are stated in Canadian dollars unless stated otherwise.

Additional information relating to the Company and its operations is available under the Company’s profile on SEDAR at www.sedar.com.

The incorporation jurisdiction of ParcelPal Technology Inc. is British Columbia.

This MD&A is the responsibility of management. Prior to its release, the Company’s Board of Directors (the “Board”) has approved this MD&A on the Audit Committee’s recommendation. The Company presents its financial statements in Canadian dollars. Amounts in this MD&A are stated in Canadian Dollars unless otherwise indicated. Unless otherwise noted or the context indicates otherwise, “we”, “us”, “our”, the “Company” or “ParcelPal” refer to ParcelPal Technology Inc. and its direct and indirect subsidiaries.

FORWARD LOOKING STATEMENTS

This MD&A includes certain “forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein, without limitation, statements relating the future business operations of the Company, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “plans”, “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results "will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements in this MD&A relate to, among other things, the Company expanding into additional markets, management’s expectations regarding the liquidity of the Company, the Company’s fee structure, and the Company’s plans with respect to managing liquidity risk. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.

There can be no assurance that such forward-looking statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the nascent branding, social media technology, which is affected by numerous factors beyond the Company’s control; the Company’s ability to succeed in the North American market; and access to debt and equity; and the early stage of the Company’s business. The Company is subject to the risks associated with early stage companies, including uncertainty of revenues, markets and profitability and the ability to access debt or equity financing, as necessary. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

PARCELPAL TECHNOLOGY INC.
Management Discussion and Analysis (“MD&A”)
For the nine months ended September 30, 2020

All material assumptions used in making forward-looking statements are based on management's knowledge of current business conditions and expectations of future business conditions and trends, including their knowledge of the current sales trends, general economic conditions affecting the Company and the Canadian and US economies. Certain material factors or assumptions are applied by the Company in making forward-looking statements, including without limitation, factors and assumptions regarding the Company’s continued ability to fund its business, rates of customer defaults, acceptance of its products in the current marketplace and acceptance of its products in other marketplaces, as well as its operating cost structure and current and future trends in social media advertising and traditional print media. Although the Company believes the assumptions used to make such statements are reasonable at this time, there may be other factors that cause results not to be as anticipated, estimated or intended.

Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

HIGHLIGHTS

•	$4,012,441 in revenue for the nine months ended September 30, 2020 (2019 - $2,841,162)
•	Gross profit of $101,632 for the nine months ended September 30, 2020 (2019 – $320,917)
•	Launched in Ontario in June, with the first city being Toronto.
•	Diversification into other areas outside of Amazon driven by home meal kit deliveries and large retail store chain deliveries.
•	Created new technology and integration endpoints to facilitate Same Day delivery for B2B and B2C markets, which will fully roll out over the next quarter.
•	Increased our business with LineTen, a point of sale provider based out of the UK, Canada and the USA.
•	Expanded the footprint greatly with Amazon in the Vancouver market driven by an increase in packages delivered.

COMPANY OVERVIEW AND OUTLOOK

ParcelPal Technology Inc., a Vancouver based on-demand delivery service, owns and operates ParcelPal, a streamlined mobile application that enables consumers to shop at local merchants and have their items delivered in an hour or less. The Company provides online eCommerce integrations (WooCommerce, Magento, Shopify), an iOS application, open web portal for B2B shipments and various API integration capabilities. The technology stack enables business to operate online and provide an end to end solution for last mile logistics. ParcelPal’s management have spent considerable amount of time developing and streamlining the ordering and fulfillment processes for their eCommerce channels which enable merchants or local businesses to easily integrate no matter the size. ParcelPal has enabled these businesses to completely bypass point of sale integrations, eliminate expensive implementations and reduce overall overhead that often hold merchants back from offering online ordering and logistics. The delivery platform functions to various aspects of all business requirements for B2B and B2C logistics and technology. ParcelPal has rapidly evolved to become a broader platform offering that can be customized to service multiple industries and verticals.

To successfully execute an aggressive growth strategy to fulfill the demand of merchants and consumers, ParcelPal has developed a remote launch kit whereby merchants will be able to set up and get started outside the Vancouver area. ParcelPal’s marketing team has additionally begun marketing in various cities across Canada to estimate demand and launch in that given city.

The Company will increase monthly recurring revenue by continuously adding new merchants, delivery verticals and drivers to the platform. Monthly fees from merchants is part of ParcelPal’s plan for additional revenue streams. In addition to ParcelPal’s current services, ParcelPal plans to implement additional services for consideration of growing the merchant’s business and retaining existing customers. ParcelPal has been working closely with merchants to determine pricing strategies and service add-ons to further monetize the platform.

ParcelPal operates primarily out of their head office in Vancouver, BC, Canada. ParcelPal has satellite offices in Calgary, Saskatoon and Toronto, Canada. ParcelPal offers employment opportunities that support all functions of technology and physical deliveries. ParcelPal currently has hundreds of employees, including the delivery team.

PARCELPAL TECHNOLOGY INC.
Management Discussion and Analysis (“MD&A”)
For the nine months ended September 30, 2020

Forward Looking Growth and Business Strategies

ParcelPal’s business strategy started with hitting major urban centers. With success, the Company has decided to aim to launch in every major urban center in Canada while expanding regionally, in parallel. Starting in Vancouver City, the company has expanded across the entire lower mainland, offering same day delivery for select clients. The Company will launch 1hour delivery across the lower mainland in the future months, starting with Abbotsford and Langley.

ParcelPal has been extensively building out technology that can easily integrate with SME and large scale logistics platforms. The Company has added a well experienced sales professional to build out the penetration strategy for existing and new cities. Since this addition, the Company has begun discussions with many large enterprises across Canada. ParcelPal’s strategy includes leveraging larger brands for both cheaper and easier customer acquisition, making penetration easier in existing and new markets.

To successfully execute an aggressive growth strategy to fulfill the demand of merchants and consumers, ParcelPal is developing a remote launch kit whereby merchants will be able to set up and get started outside the Vancouver area. ParcelPal’s marketing team has additionally begun marketing in various cities across Canada to estimate demand and launch in that given city namely aiming at Ontario.

ParcelPal intends to pursue a number of technologies, product and marketing initiatives to continue to drive growth in 2020. The Company’s strategic priorities include:

•	Targeting to be cash flow positive by the end of calendar year 2020;
•	Targeting at least 50 percent revenue growth for calendar year 2020 and significantly improving operating margins by up to 15 percent;
•	Targeting a 50 percent increase in margins for home meal kit, pharmaceutical and retail delivery;
•	New product launches continuing quarterly will further drive growth in all channels;
•	Maximizing the number of merchants in various verticals, thereby increasing our overall revenues and margins;
•	Launching and testing next-day and same-day delivery services for the B2B (business-to-business) and B2C (business-to-consumer) markets, enabling easier customer acquisition and business integration;
•	Expanding our local offerings with our current markets by adding new verticals;
•	Hiring sales leaders and execution teams in each of our current markets and potential markets;
•	Expanding our revenue diversification through large e-commerce contracts, cannabis delivery and potential acquisitions;
•	Continuing our expansion into the Amazon ecosystem throughout Canada and the United States;
•	Integrate artificial intelligence and prediction algorithms into our platform to maximize revenue potential, streamline services and increase overall margins;
•	Deliver more than seven million total packages by the end of FY 2020.

The Company will increase monthly recurring revenue by continuously adding new merchants, delivery verticals and drivers to the platform. Monthly fees from merchants is part of ParcelPal’s plan for additional revenue streams. In addition to ParcelPal’s current services, ParcelPal plans to implement additional services for consideration of growing the merchant’s business and retaining existing customers. ParcelPal has been working closely with merchants to determine pricing strategies and service add-ons to further monetize the platform.

Revenue

The Company currently has two revenue streams. One is through the application known as ParcelPal and the other through billable contracts such as Amazon.com Inc and other merchants.

Revenue consists of orders through the ParcelPal application, which constitute a delivery fee and convenience fee. These orders come from either restaurant, B2B or liquor orders. Revenue is recognized upon delivery of the item(s). ParcelPal also bills Amazon.com Inc. on a weekly basis with terms of net 30 payment schedule. Additionally, the Company completes some deliveries for corporate customers not on the platform for a flat rate fee.

PARCELPAL TECHNOLOGY INC.
Management Discussion and Analysis (“MD&A”)
For the nine months ended September 30, 2020

GOING CONCERN

The Company has financed its operations through equity issuances. The Company had a net loss of $2,817,710 for the nine months ended September 30, 2020 (2019 – $3,970,290) and has a deficit of $14,872,290 as at September 30, 2020 (December 31, 2019 – $12,054,580).

The Company has incurred significant operating losses and negative cash flows from operations in recent years. As a result of the foregoing, there is significant doubt about the Company's ability to continue as a going concern. The financial statements were prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. Whether and when the Company can attain profitability and positive cash flows is uncertain. The Company is working to expand its operations and it is expected that the Company’s liquidity will fluctuate as a result of any expansion. The fee structure for the services offered by the Company is expected to remain constant for the foreseeable future.

The continuation of the Company as a going concern is dependent upon completing a short-term financing for sufficient working capital to maintain operations, reducing operating expenses, increasing revenues and commencing profitable operations in the future. Risks that may materially affect the Company’s future performance include: the possibility of discontinuance of operations of the Company, the risk that the Company is unable to find suitable investors for a financing, the risk that the Company will not be able to expand operations, the risk that the Company will not be successful due to general risks relating to the mobile application industry, the failure of the Company’s app to gain market acceptance, potential challenges to the intellectual property utilized in the Company’s app, and competition risks. The Company recognizes the threats posed by operating in an uncertain global economic environment. This uncertainty may continue to impact the Company’s industry, resulting in a lower demand for some of its services and its partners’ products.

The Company is in its growth phase and it is expected that the Company will continue to incur losses until significant revenues are generated as management executes its business plan. The Company began generating revenue in the period ending September 30, 2017; however, as at September 30, 2020, the Company had not achieved a positive cash flow from operations.

The Company manages liquidity risk by maintaining sufficient cash balances and adjusting the operating budget and expenditures to ensure that there is sufficient capital in order to meet short-term and other specific obligations. The Company plans to control spending and prudently allocate financial resources to optimize value. The Company will seek additional financing through equity financings until the Company reaches profitability. In order to increase sales, the Company intends to ensure that the service provided meets the needs of existing and potential customers and is competitively priced. The Company plans to continue to develop, innovate and continuously improve current and new technologies in a timely and cost-effective manner. Management believes that the likelihood of completing these plans is high, and the Company has sufficient financial resources to meet its planned operations for the foreseeable future.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

PARCELPAL TECHNOLOGY INC.
Management Discussion and Analysis (“MD&A”)
For the nine months ended September 30, 2020

SUMMARY OF QUATERLY RESULTS

Following is a table of the income, total assets, operating loss for the past eight quarters.

	Quarter ended
	September 30,	June 30,	March 31,	December 31,
	2020	2020	2020	2019
	$	$	$	$
Gross profit	39,096	49,877	12,659	125,392
Total assets	726,572	1,086,209	771,389	1,328,620
Operating loss	(1,095,404)	(824,551)	(897,755)	(651,640)
Net loss	(1,095,404)	(824,551)	(897,755)	(640,222)
Loss per share	(0.01)	(0.01)	(0.01)	(0.00)
Dividends	-	-	-	-

	Quarter ended
	September 30,	June 30,	March 31,	December 31,
	2019	2019	2019	2018
	$	$	$	$
Gross profit	333,463	(23,125)	10,579	135,333
Total assets	1,212,347	1,451,101	2,920,557	3,332,293
Operating loss	(721,727)	(1,885,592)	(1,358,458)	(1,397,637)
Net loss	(713,341)	(1,897,012)	(1,359,937)	(1,702,109)
Loss per share	(0.01)	(0.02)	(0.02)	(0.01)
Dividends	-	-	-	-

Gross margin decreased during the three months ended September 30, 2020 due to higher staff costs.  Gross margin increased during the three months ended June 30, 2020 and March 31, 2020 compared to three months ended June 30, 2019, and March 31, 2019 due to increased Amazon sales and additional business to business revenue. Expenses thus far in 2020 have primarily consisted of salaries, consulting fees, share-based compensation and office and miscellaneous. Costs decreased mainly as a result of a decrease in marketing and promotion expenses as well as share-based compensation.

SELECTED RESULTS

During the nine months ended September 30, 2020 Company had a net loss of $2,817,710 compared to $3,970,290 during the nine months ended September 30, 2019. The change in net loss is due to the following:

i)	Marketing and promotion decreased to $60,850 (2019 - $1,494,151) as the Company reduced marketing activity in an effort to conserve cash and focus on operational growth.
ii)	Management and director fees increased to $277,542 (2019 - $202,800), as the Company issued compensation shares to the CEO of the Company in lieu of cash payments.
iii)	Share-based compensation decreased to $192,514 (2019 - $796,884) due to fewer stock options being granted during the current period.
v)	Salaries increased to $687,624 (2019 - $295,334) related to expansion into Alberta, Saskatoon and Toronto and additional staffing for brand development and customer relations.
vi)	Office and miscellaneous increased to $942,269 (2019 - $731,197) due to increased company activity and expansion into Alberta, Saskatoon and Toronto.

PARCELPAL TECHNOLOGY INC.
Management Discussion and Analysis (“MD&A”)
For the nine months ended September 30, 2020

During the three months ended September 30, 2020 Company had a net loss of $1,095,404 compared to $713,241 during the three months ended September 30, 2019. The change in net loss is due to the following:

iv)	Marketing and promotion decreased to $19,655 (2019 - $270,876) as the Company reduced marketing activity in an effort to conserve cash and focus on operational growth.
v)	Consulting fees decreased to $39,295 (2019 - $114,761) as the Company reduced the number of external consultants to conserve cash.
vi)	Management and director fees increased to $223,542 (2019 - $82,800), as the Company issued compensation shares to the CEO of the Company in lieu of cash payments.
vii)	Share-based compensation decreased to $34,827 (2019 - $152,895) due to fewer stock options being granted during the current period.
vii)	Salaries increased to $265,624 (2019 - $124,436) related to expansion into Alberta, Saskatoon and Toronto and additional staffing for brand development and customer relations.
viii)	Office and miscellaneous increased to $369,831 (2019 - $261,626) due to increased company activity and expansion into Alberta, Saskatoon and Toronto.

RIGHT-OF-USE ASSETS

Right-of-use assets consists of leased vehicles carried at cost less accumulated depreciation. The Company’s vehicles as at September 30, 2020 and December 31, 2019 are as follows:

Vehicles $
Cost
Balance, December 31, 2018 and 2019	894,046
Additions	358,423
Disposal	(3,013)
Balance, September 30, 2020	1,249,456
Accumulated amortization
Balance, December 31, 2018	334,121
Amortization	349,668
Balance, December 31, 2019	683,789
Amortization	290,925
Balance, September 30, 2020	974,714
Net Book Value
Balance, December 31, 2019	210,257
Balance, September 30, 2020	274,742

During the nine months ended September 30, 2020 the Company included $290,925 (2019 - $261,534) of amortization in cost of sales. During the nine months ended September 30, 2020 the Company transferred a vehicle lease to a former employee and wrote off the lease obligation and right-of-use asset.

PARCELPAL TECHNOLOGY INC.
Management Discussion and Analysis (“MD&A”)
For the nine months ended September 30, 2020

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2020 the Company had a working capital deficit of $1,802,596 compared to net working capital of $229,552 as at December 31, 2019.

The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future. The Company has material financial uncertainties that cast significant doubt upon the Company’s ability to continue as a going concern.

FINANCING ACTIVITIES

During the nine months ended September 30, 2020:

a.	On January 14, 2020 the Company issued 600,000 common shares in lieu of fees for consulting services. The shares were fair valued at $20,000
b.	On February 11, 2020 the Company issued 416,667 commons shares to settle debt of $50,000. The shares were fair valued at $50,000 and no gain or loss on debt settlement was recorded.
c.	On March 23, 2020 the Company issued 205,556 common shares in lieu of fees to a consultant of the Company. The shares were fair valued at $18,500.
d.	On May 29, 2020, the Company issued 600,000 shares to a vendor as consideration for a note issued by the Company, the shares were fair valued at $60,000
e.	On June 9, 2020, the Company issued 270,000 in lieu of fees, the shares were fair valued at $27,000
f.	On June 11, 2020, the Company issued 1,200,000 common shares to settle and terminate a business advisory agreement, the shares were fair valued at $120,000
g.	On June 24, 2020 the Company issued 600,000 common shares in lieu of fees for consulting services. The shares were fair valued at $60,000.
h.	On June 29, 2020, the Company issued 300,000 shares to a vendor as consideration for a note issued by the Company, the shares were fair valued at $30,000
i.	By June 30, 2020, the Company received $58,650 of subscription receivable.
j.	On July 3, 2020, the Company issued 1,000,000 common shares fair valued at $95,000 for management fees.
k.	On July 15, 2020, the Company issued 500,000 common shares fair valued at $47,500 for management fees.
l.	On August 27, 2020 the Company issued 583,333 common shares to settle $35,000 USD of convertible debt
m.	On September 15, 2020 the Company issued 500,000 common shares fair valued at $40,000 for management fees
n.	On September 29, 2020, the Company issued 150,000 incentive shares valued at $11,250 pursuant to the issuance of an additional convertible note.

PARCELPAL TECHNOLOGY INC.
Management Discussion and Analysis (“MD&A”)
For the nine months ended September 30, 2020

SEGMENTED INFORMATION

Significant customer sales are as follows:

Customers	Location	September 30, 2020 $	September 30, 2020%	September 30, 2019 $	September 30, 2019%
Customer A	Canada	3,865,784	96	2,785,151	98
Customer B	Canada	146,657	4	56,011	2

RELATED PARTY DISCLOSURES

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company's Board of Directors and corporate officers. The remuneration of directors and key management personnel is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020 $	2019 $	2020 $	2019 $
Consulting fees	-	48,881	67,840	183,559
Management fees	223,542	82,000	277,542	202,800
Software development	-	-	28,272	-
Share-based compensation	-	-	96,000	-
	223,542	131,681	469,654	386,359

Included in accounts payable as at September 30, 2020, is $80,610 (December 31, 2019 - $64,047) owing to directors and officers. These amounts are non-interest bearing, unsecured and due on demand.

CAPITAL MANAGEMENT

The Company defines capital that it manages as its shareholders’ equity. When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the development of a social collaborative charting, news and communication platform for traders. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes to the Company’s approach to capital management during the period ended September 30, 2020.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Classification of financial instruments

The Company’s financial instruments consist of cash, accounts receivable, loans receivable, accounts payable and lease obligations. The Company classifies cash, accounts receivable and loans receivable as financial assets at amortized cost. Accounts payable and lease obligations are classified as financial liabilities at amortized cost.

The Company examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include foreign currency risk, interest rate risk, credit risk and liquidity risk. When material, these risks are reviewed and monitored by the Board of Directors. There have been no changes in any risk management policies during the period ended September 30, 2020.

PARCELPAL TECHNOLOGY INC.
Management Discussion and Analysis (“MD&A”)
For the nine months ended September 30, 2020

Fair value

Financial instruments measured at fair value are classified into one of the three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The carrying value of the Company’s financial assets and liabilities measured at amortized cost approximate their fair value due to their short term to maturity. Marketable securities are valued using Level 2 inputs.

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s accounts receivable includes $383,510 due from one major customer. The customer is of low credit risk and none of the balance is past due. The Company’s cash is held in large Canadian financial institutions and is not exposed to significant credit risk.

Interest risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to limited interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the directors are actively involved in the review, planning, and approval of significant expenditures and commitments.

Foreign exchange risk

The Company’s functional currency is the Canadian Dollar and major transactions are transacted in Canadian Dollars and US Dollars. The Company maintains a US Dollar bank account in Canada to support the cash needs of its operations. Management believes that the foreign exchange risk related to currency conversion is minimal and therefore does not hedge its foreign exchange risk.

PARCELPAL TECHNOLOGY INC.
Management Discussion and Analysis (“MD&A”)
For the nine months ended September 30, 2020

OUTSTANDING SECURITIES

Authorized:          Unlimited common shares without par value

All share information is reported as of November 30, 2020 in the following table:

Type of Security	Number
Issued and outstanding common shares	94,869,909
Stock options with a weighted average exercise price of $0.17	7,700,000
Warrants with a weighted average exercise price of $0.29	3,762,963
Total	106,332,872

OFF-BALANCE-SHEET ARRANGEMENTS

As of the date of this filing, the Company does not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.